Exhibit 99.2

X Financial Appoints New Chief Financial Officer

SHENZHEN, China, Aug. 20, 2020 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company”), a leading technology-driven personal finance company in China, today announced that it has appointed Mr. Frank Fuya Zheng as the Company’s Chief Financial Officer, effective August 24, 2020. Mr. Zheng will succeed Mr. Kevin Jie Zhang, who has resigned from his position due to personal reasons. Mr. Justin Yue Tang, the Company’s Founder, Chairman and Chief Executive Officer, on behalf of the Board of Directors and management team, expressed his appreciation for Mr. Zhang’s many contributions to the development of the Company.

Mr. Frank Fuya Zheng has accumulated extensive experience in corporate finance and investment management over 15 years. From 2008 to 2012, Mr. Zheng was the Chief Financial Officer of Cogo Group, Inc., a company previously listed on NASDAQ that provided customized module design solutions and manufactured electronic products in China. Mr. Zheng was also a director of the same company from 2005 to 2012. Since April 2020, Mr. Zheng was an independent director of Lianluo Smart Limited (NASDAQ: LLIT), as well as chairman of the audit committee and a member of the compensation and nomination committee. From 2018 to 2019, Mr. Zheng was an independent director of ChinaCache International Holdings Ltd. Mr. Zheng also served as an independent director of Yingde Gases Group Company (02168.HK) from 2009 to 2017. Prior to that, he was vice president at eLong, Inc., one of the leading online travel service companies in China, where he was responsible for overseeing the operations of its travel services nationwide. Mr. Zheng received a bachelor’s degree in Business Administration majoring in accounting from the City University of New York in 1994.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com